July 2, 2009
Via Edgar
Ms. Julie F. Bell
Attorney-Adviser
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-0402

RE:	Expedia, Inc. Form 10-K for the year ended December 31, 2008 Filed February 19, 2009 File No. 000-51447
Dear Ms. Bell:
     On behalf of Expedia, Inc. (the “Company”) and in response to the staff’s additional comment to the above-referenced filing contained in your letter dated June 24, 2009 (the “Comment Letter”), I submit this letter containing the Company’s response to the Comment Letter.
     As requested in the Comment Letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     For your convenience, our response corresponds to the format of the Comment Letter.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 25
Tax Matters, page 30
1.	We note your response to our prior comment 10 and reissue in part. Please confirm that in future filings you will quantify all performance targets or please provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Response

We hereby confirm that we will disclose and quantify the Company’s stock price performance and EBITA growth performance goals in future filings, as applicable. We further advise the staff that on March 2, 2009 the Company’s Compensation Committee approved performance goals relating to stock price performance and worldwide hotel bookings growth, a publicly disclosed metric, for any 2009 annual cash bonus awards to certain senior executives of the Company. We hereby confirm that we will also disclose and quantify the Company’s worldwide hotel bookings growth performance goal in future filings, as applicable.

Furthermore, we generally intend to disclose on a prospective basis any performance goals adopted by the Company unless we conclude such disclosure is not required because it would result in competitive harm, in which case we would provide, upon request by the staff, an analysis as to why such disclosure may be omitted pursuant to Instruction 4 to Item 401(b) of Regulation S-K.
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     We hope that this letter adequately addresses your comment.  Please contact me at: (425) 679-3248 (phone), (425) 679-7251 (fax) or bnorton@expedia.com (e-mail) should you have additional comments or require additional information.

Sincerely,
/s/ Burke F. Norton
Burke F. Norton
Executive Vice President and General Counsel

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